SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1
Copies of the disclosure letters that we filed today
with the Securities and Exchange Commission and the
Philippine Stock Exchange regarding the following
corporate actions taken in the Regular Meeting of the
Board of Directors, Annual Meeting of Stockholders and
Organizational Meeting of the Board of Directors held
today:

Regular Meeting

1. Cash dividend declaration on the Company’s Voting Preferred Stock Annual Meeting of Stockholders

1. Approval of the audited financial statements of the
Company for the fiscal year ended December 31, 2016
contained in the Company’s 2016 Annual Report
2. Election of directors of the Company
Organizational Meeting

1. Election of officers of the Company
2. Appointment of Chairmen and Members of the Audit
Committee, Risk Committee, Governance and Nomination
Committee, Executive Compensation Committee and
Technology Strategy Committee of the Board of Directors

June 13, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 13, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,759 As of April 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 13, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on June 13, 2017, the Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending July 15, 2017, payable on July 15, 2017, to the holder of record on June 27, 2017.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2016, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 13, 2017

June 13, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 13, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,759 As of April 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 13, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (the “Company” or “PLDT”) and the actions approved in said meetings.

1.	Annual Meeting of Stockholders

1.1	The Annual Meeting was held on June 13, 2017 at 3:00 p.m. at Rizal Ballroom AB, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

(a)	As at the Record Date, April 17, 2017 (the “Record Date”), the total outstanding shares of PLDT entitling the holders thereof to attend the Annual Meeting was 666,056,645, broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775

Voting Preferred	150,000,000

Non-Voting Serial Preferred	300,000,870

Total	666,056,645

(b)	As at the Record Date, the total outstanding shares of PLDT entitling the holders thereof to attend and vote their shares on matters presented for stockholders’ approval was 366,055,775 (the “Voting Shares”), broken down as follows:

Class of Shares		Number of Shares
	-
Common		216,055,775

Voting Preferred		150,000,000

Total		366,055,775

(c)	The total Voting shares owned or held by the stockholders present or represented by proxy at the Annual Meeting was 322,577,500 representing 88.12% of the total outstanding shares of PLDT as at the Record Date, broken down as follows:

	Number of SharesPresentProxyPresent /			% to Total
Class Of Shares	Proxy			Outstanding Shares
Common	12,265,324	160,312,176	172,577,500	47.15%

Voting Preferred	0	150,000,000	150,000,000	40.98%

Total	12,265,324	310,312,176	322,577,500	88.12%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(d)	All of the thirteen (13) incumbent directors, including the Chairman of the Board, the Chairmen of the Audit, Risk, Governance and Nomination, Executive Compensation, and Technology Strategy Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2016 contained in the Company’s 2016 Annual Report.

	VOTING REQUIREMENTMajority of
	Total Outstanding Common and
	Voting Preferred SharesVOTES
Class of Shares	CAST
Common	For	Against	Abstain
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	58,135	0	0

Stockholders present in person with proxies previously filed	8,634,836	0	200,370

Stockholders represented by proxies	160,159,141	5,188	147,847

Sub-Total	168,852,112	5,188	348,217

Voting Preferred

Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0

Stockholders present in person with proxies previously filed	0	0	0

Stockholders represented by proxies	150,000,000	0	0

Sub-Total	150,000,000	0	0

Grand Total	318,852,112	5,188	348,217

Since a total of 318,852,112 shares representing 87.1 % or more than two-thirds (2/3) of the outstanding Common and Voting Preferred Shares have been voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31,2016 contained in the Company’s 2016 Annual Report, the same were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

Prior to the casting of votes, the Chairman explained the review or screening process of the Governance and Nomination Committee to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director.

	VOTING REQUIREMENTThirteen (13) nominees receiving
	the highest number of votes from the
	holders of Common and Voting Preferred Shares shall be declared
	elected and three (3) of them who have been pre-qualified as
	independent directors will be declared elected as
	such.VOTES CASTStockholder
		1Stockholder
		2Stockholder
NAME OF DIRECTOR/		3Total Number
INDEPENDENT DIRECTOR	of Votes

Mr. Bernido H. Liu (Independent Director)	58,135	8,421,049	310,752,532	319,231,716

Chief Justice Artemio V. Panganiban (Ret) (Independent Director)	58,135	7,979,329	308,439,093	316,476,557

Mr. Pedro E. Roxas (Independent Director)	58,135	7,811,162	308,217,728	316,087,025

Ms. Helen Y. Dee	58,135	7,289,070	308,437,535	315,784,740

Atty. Ray C. Espinosa	58,135	7,482,592	309,724,888	317,265,615

Mr. James L. Go	58,135	7,238,445	307,888,788	315,185,368

Mr. Hideaki Ozaki	58,135	7,399,228	308,589,092	316,046,455

Mr. Manuel V. Pangilinan	58,135	10,995,630	308,089,573	319,143,338

Ms. Ma. Lourdes C. Rausa-Chan	58,135	7,483,099	309,731,817	317,273,051

Ambassador Albert F. del Rosario	58,135	8,975,215	309,425,536	318,458,886

Mr. Atsuhisa Shirai	58,135	7,148,802	308,420,911	315,627,848

Dean Amado D. Valdez	58,135	7,587,075	309,431,421	317,076,631

Ms. Marife B. Zamora	58,135	7,587,075	309,433,249	317,078,459

Legend:

Stockholder 1 – Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting

Stockholder 2 –	Stockholders present in person with proxies previously filed
Stockholder 3	–	Stockholders represented by proxies

Each person nominated for election as director/independent director received votes of more than a majority of the outstanding Common and Voting Preferred Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each was declared elected and three (3) of them, namely Mr. Bernido H. Liu, Former Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas, who have been pre-qualified as independent directors were declared elected as such.

Attached are copies of the Certifications executed by Mr. Bernido H. Liu, Former Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas in connection with their election as independent directors of the Company.

1.4	Sycip Gorres Velayo & Company (SGV) performed agreed upon procedures for the Company’s tabulation, registration and reporting system following the Philippine Standards on Related Services 4400 Engagements on Agreed-Upon Procedures issued by the Auditing Standards and Practices Council. In addition, representatives from SGV were present at the Annual Meeting to observe the registration, determination of quorum and tabulation of votes.

1.5	Stockholders were given an opportunity to ask questions which the Chairman, President & CEO, Corporate Secretary or other key officers clarified or responded to.

1.6	Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed Sycip Gorres Velayo & Co. as independent auditors to audit the financial statements of the Company for the year 2017, and such appointment was confirmed by the Board of Directors.

2.	Organizational Meeting of the Board of Directors

2.1	The Organizational Meeting of the Board of Directors of the Company was held immediately after the adjournment of the Annual Meeting at Pasay AB Room, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

2.2	All of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in the Organizational Meeting. Also present were the six (6) nominees for appointment as members of the Advisory Board/Committee.

2.3	The following actions were taken by the Board of Directors at the Organizational Meeting:

(a)	Election of the following officers to the positions indicated opposite their respective names:

Name		Position
Manuel V. Pangilinan	-	President & Chief Executive Officer
Ernesto R. Alberto Ray C. Espinosa Anabelle L. Chua Maria Elizabeth S. Sichon Victorico P. Vargas Ma. Lourdes C. Rausa-Chan	- - - - - -
Executive Vice President and Chief Revenue Officer
Chief Corporate Services Officer
Senior Vice President and Chief Financial Officer
Senior Vice President & Chief People and Culture
Officer
Business Transformation Office Head
Senior Vice President, Corporate Secretary,
General Counsel and Chief Governance Officer

June Cheryl C. Revilla
Alejandro O. Caeg
Jun R. Florencio
Juan Victor I. Hernandez
Menardo G. Jimenez, Jr.
Leo I. Posadas
Florentino D. Mabasa, Jr.
Katrina L. Abelarde
Marco Alejandro T. Borlongan
Alfredo B. Carrera
Leah Camilla R. Besa-Jimenez
Albert Mitchell L. Locsin
Aileen D. Regio
Oscar Enrico A. Reyes, Jr.
Martin T. Rio
Ricardo M. Sison
Emiliano R. Tanchico
Melissa V. Vergel de Dios
Minerva M. Agas
Benedict Patrick V. Alcoseba
Jerameel A. Azurin
Rafael M. Bejar
Jose Arnilo S. Castañeda
Gerardo Jose V. Castro
Marisa V. Conde
Gene S. De Guzman
Aniceto M. Franco III
Gil Samson D. Garcia
Joseph Ian G. Gendrano
Elisa B. Gesalta
John John R. Gonzales
Ma. Criselda B. Guhit
Emeraldo L. Hernandez
Marven S. Jardiel
Princesita P. Katigbak
Alexander S. Kibanoff
Javier C. Lagdameo
Luis Ignacio A. Lopa
Paolo Jose C. Lopez
Ma. Carmela F. Luque
Oliver Carlos G. Odulio
Carlo S. Ople
Harold Kim A. Orbase
Dale M. Ramos
Ricardo C. Rodriguez
Genaro C. Sanchez
Arvin L. Siena
Ana Maria A. Sotto
Carla Elena A. Tabuena
Patrick S. Tang
Victor Y. Tria	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Senior Vice President and Controller
Senior Vice President
Senior Vice President
Senior Vice President
Senior Vice President
First Vice President and Treasurer
First Vice President and Assistant Corporate Secretary
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President

(b)	Appointment of the members of the Advisory Board/Committee:

Oscar S. Reyes
Roberto R. Romulo
Benny S. Santoso
Washington Z. SyCip
Orlando B. Vea
Christopher H. Young

(c)	Appointment of the Chairmen, Members and Advisors of the Audit Committee, Risk Committee, Governance and Nomination Committee, Executive Compensation Committee, and Technology Strategy Committee:

Audit Committee

Pedro E. Roxas, Chairman/Independent Member
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Roberto R. Romulo, Advisor
Atsuhisa Shirai, Advisor

Risk Committee

Artemio V. Panganiban, Chairman/Independent Member
Bernido H. Liu, Independent Member
Pedro E. Roxas, Independent Member
James L. Go, Member
Atsuhisa Shirai, Member

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Atsuhisa Shirai, Member
Ma. Lourdes C. Rausa-Chan, Non-voting Member
Maria Elizabeth S. Sichon, Non-voting Member

Executive Compensation Committee

Manuel V. Pangilinan, Chairman
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member

Atsuhisa Shirai, Member
Maria Elizabeth S. Sichon, Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member
James L. Go, Member
Albert F. del Rosario, Member
Atsuhisa Shirai, Member
Oscar S. Reyes, Non-voting Member
Orlando B. Vea, Non-voting Member

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:
/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 13, 2017

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 13, 2017.

2.	I have been PLDT’s independent director since 2015.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Matimco Incorporated	Chairman	2003 – present

Basic Graphics Inc.	Chairman	2005 – present

LH Paragon Inc.	Chairman	2006 – present

Golden ABC, Inc.	President & CEO/Chairman	2006 – present

Oakridge Realty Development Corporation	Chairman	2006 – present

Red Logo Lifestyle, Inc.	Chairman	2007 – present

Essentia Medical Group, Inc.	Chairman	2014 – present

Greentree Food Solutions, Inc.	Chairman	2016 – present

GABC Int’l. Pte. Ltd. (SG)	Director	2016 – present

Children’s Hour Philippines	Director	2004 – present

Philippine Retailers Association	Member, Board of Trustees	2007 – present

PLDT – SMART Foundation	Independent Director	2013 – present

Habitat for Humanity	Member, Visayas Advisory Council	2014 – present

Mga Likha ni Inay, Inc. (member of CARD MRI)	Director	2015 – present

4.	I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance, in effect as of the date hereof.

5.	To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director, officer or substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and the Company’s By-Laws and Manual on Corporate Governance, in effect as of the date hereof.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 13TH day of June 2017, at Makati City.

/s/Bernido H. Liu

BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me this 13th day of June 2017 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EB6358199 expiring on 16 September 2017.

NOTARY PUBLIC

/s/ Alex Aaron A. Rios

ALEX AARON A. RIOS
 Notary Public for the City of Makati
Until December 31, 2017
Notarial Appointment No. M-136
Roll of Attorneys No. 51139
PTR O.R. NO. 5917876-01/09/17 Makati City
IBP Lifetime No. 1031694 – 02/16/16

Doc. No. 108 Page No. 23;

Book No. II;
Series of 2017.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 13, 2017.

2.	I have been PLDT’s independent director since 2003.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Roxas Holdings, Inc.	Chairman	1995 – present

Club Punta Fuego, Inc.	Chairman	1997 – present

Brightnote Assets Corp.	Director	1999 – present

BDO Private Bank	Independent Director	2001 – present

Roxas & Company, Inc.	Chairman	2009 – present

Manila Electric Company	Independent Director	2010 – present

Hawaiian-Phil. Co.	Chairman	2013 – present

Cemex Holdings Phil. Inc.	Independent Director	June 3, 2016 — present

Fundacion Santiago	Trustee/President	1993 – present

Philippine Sugar Millers Association	President	1995 — 1997 2005 – present

Phil. Business for Social Progress	Trustee	2001 – present

Roxas Foundation Inc.	Trustee	May 17, 2016 – present

4.	I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance, in effect as of the date hereof.

5.	To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director, officer or substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and the Company’s By-Laws and Manual on Corporate Governance, in effect as of the date hereof.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 13th day of June 2017, at Makati City.

/s/Pedro E. Roxas

PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me this 13th day of June 2017 at Makati City affiant personally appeared before me and exhibited to me his Philippine Passport No. EC2368933 expiring on 09 October 2019.

NOTARY PUBLIC

/s/ Alex Aaron A. Rios

ALEX AARON A. RIOS
 Notary Public for the City of Makati
Until December 31, 2017
Notarial Appointment No. M-136
Roll of Attorneys No. 51139
PTR O.R. NO. 5917876-01/09/17 Makati City
IBP Lifetime No. 1031694 – 02/16/16

Doc. No. 107 Page No. 23;

Book No. II;
Series of 2017.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 13, 2017.

2.	I have been PLDT’s independent director since 2013.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Pan Philippine Resources Corp.	Chairman	1979 – present

Peecee Realty, Inc.	Chairman	1991 – present

GMA Network Inc.	Independent Director	2007 – present

First Philippine Holdings Corp.	Independent Director	2007 – present

Metro Pacific Investments Corp.	Independent Director	2007 – present

Metropolitan Bank & Trust Co.	Adviser	2007 – present

Robinsons Land Corp.	Independent Director	2008 – present

Manila Electric Company	Independent Director	2008– present

GMA Holdings, Inc.	Independent Director	2009 – present

Petron Corporation	Independent Director	2010 – present

Asian Terminals Inc.	Independent Director	2010 – present

Jollibee Foods Corp.	Director	2012 – present

Double Dragon Properties Corporation	Adviser	2014 – present

TeaM Energy Corp.	Director	2015 – present

Bank of the Philippine Islands	Adviser	2016 – present

Liberty Telecoms Holdings, Inc.	Independent Director	2016 – present

Metro Pacific Tollways Corp.	Independent Director	Current

Tollways Management Corp.	Independent Director	Current

Asian Hospital, Inc.	Independent Director	2017 – present

Metrobank Foundation	Chairman, Board of Advisers	2009 – present

Speaker Laurel Foundation	Trustee	2009 – present

Foundation for Liberty and Prosperity	Chairman	2011 – present

Manila Metropolitan Cathedral-Basilica Foundation	President	2011 – present

Philippine Judges Foundation	Chairman	2014 – present

Tan Yan Kee Foundation	Trustee	2014 – present

Claudio Teehankee Foundation	Trustee	2015 – present

Dela Salle University College of Law	Adviser	2007 – present

Asian Institute of Management Corporate Governance Center	Adviser	2010 – present

University of Asia and the Pacific College of Law	Adviser	2012 – present

Mapa Blue Falcon Honor Society	Adviser	2007 – present

World Bank (Philippines)	Adviser	2010 – present

Johann Strauss Society	Adviser	2012 – present

Phil. Dispute Resolution Center, Inc.	Chairman – Emeritus	2014 – present

Asean Law Association, Philippines	Chairman	2015 – present

Judicial and Bar Council	Consultant	2016 – present

Philippine Daily Inquirer	Columnist	2007 – present

For my full bio-data, log on to my personal website: cjpanganiban.com

4.	I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance, in effect as of the date hereof.

5.	To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director, officer or substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and the Company’s By-Laws and Manual on Corporate Governance, in effect as of the date hereof.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 13th day of June 2017, at Makati City.

/s/Artemio V. Panganiban

ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me this 13th day of June 2017 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. DE0013400 expiring on 14 December 2020.

NOTARY PUBLIC

/s/ Alex Aaron A. Rios

ALEX AARON A. RIOS
 Notary Public for the City of Makati
Until December 31, 2017
Notarial Appointment No. M-136
Roll of Attorneys No. 51139
PTR O.R. NO. 5917876-01/09/17 Makati City
IBP Lifetime No. 1031694 – 02/16/16

Doc. No. 113 Page No. 24;

Book No. II;
Series of 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 13, 2017